UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K


SEC MAIL PROCESSING
RECEIVED
JUL 18 2002
WASH, D.C. 152 SECTION

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Canadian Natural Resources Limited
Completes Acquisition of Rio Alto Exploration Ltd.
Press Release dated July 1, 2002

CANADIAN NATURAL RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Canada	1-8795	Not applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2500, 855 – 2nd Street S.W., Calgary, Alberta, Canada (Address of principal executive offices) — T2P 4J8 (Zip Code)

Registrant's telephone number, including area code: (403) 517-6700

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN NATURAL RESOURCES LIMITED
(Registrant)

Date: July 16, 2002

By: 
B. E. McGRATH
Assistant Corporate Secretary

CANADIAN NATURAL RESOURCES LIMITED



Press Release

CANADIAN NATURAL RESOURCES LIMITED
COMPLETES ACQUISITION OF RIO ALTO EXPLORATION LTD.
CALGARY, ALBERTA – July 1, 2002 – FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural") announces that the Plan of Arrangement ("the Arrangement") whereby Rio Alto Exploration Ltd. ("Rio Alto") will become a wholly owned subsidiary of Canadian Natural has been completed effective July 1, 2002. This follows the meeting of security holders of Rio Alto at which the Arrangement was approved by a margin of 99%.

In accordance with the Arrangement, Rio Alto shareholders elected to receive cash for their shares aggregating in excess of the maximum $850 million available. Those shareholders that elected to receive cash for their Rio Alto shares will receive cash on the basis of $14.6965 and 0.0652 common shares of Canadian Natural for each share of Rio Alto held. In accordance with the Arrangement, shareholders of Rio Alto will also receive one share of Rio Alto Resources International Inc..

The settlement by Canadian Natural will occur on July 4, 2002. Canadian Natural will issue 10,008,000 common shares as part of the Arrangement, and following completion of the Arrangement, Canadian Natural will have issued and outstanding 133,038,000 common shares. Canadian Natural will apply to have the shares of Rio Alto de-listed from trading on or before July 5, 2002.

Canadian Natural will immediately integrate the Canadian operations of Rio Alto into its ongoing operations. Rio Alto is producing in excess of 410 million cubic feet of natural gas per day and will solidify Canadian Natural as the second largest producer of natural gas in Canada. Canadian Natural's current combined production is approximately 1.5 billion cubic feet of natural gas and 202 thousand barrels of oil and liquids per day. A portion of the Rio Alto assets will provide Canadian Natural with a new core area for natural gas exploration and exploitation activities in Northwest Alberta. This new core area contains approximately 2 million net acres of undeveloped lands and will provide additional opportunities for Canadian Natural to increase its production and reserves of natural gas and natural gas liquids. With a combined land base of 10.6 million net undeveloped acres, Canadian Natural is the second largest undeveloped landholder in Western Canada.

Canadian Natural is a senior oil and natural gas production company, with continuing operations in its core areas located in Western Canada, the U.K. portion of the North Sea and offshore West Africa.

For further information, please contact:

CANADIAN NATURAL RESOURCES LIMITED
2500, 855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Telephone: (403) 517-6700
Facsimile: (403) 517-7350
Email: investor.relations@cnrl.com
Website: www.cnrl.com

ALLAN P. MARKIN
Chairman

JOHN G. LANGILLE
President

STEVE W. LAUT
Executive Vice-President
Operations

Trading Symbols
Toronto Stock Exchange – **CNQ**
New York Stock Exchange – **CED**